December 18, 2003

BOMBARDIER

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen:

You will find enclosed herewith a copy of a Press Release dated December 18, 2003, with respect to the closing of the sale of its recreational products business which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,

Roger Carle
Corporate Secretary

RC/nl
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

We hereby acknowledge receipt of the above letter.

Signed in ____________, this ____ day of ________, 2003.

____

Name:
Title:

PRESS RELEASE

BOMBARDIER

BOMBARDIER CLOSES THE SALE OF ITS RECREATIONAL PRODUCTS BUSINESS

Montréal, Dec. 18, 2003 — Bombardier Inc. today announced the closing of the sale of its recreational products business to Bombardier Recreational Products Inc., a corporation formed by Bain Capital, members of the Bombardier family and the Caisse de dépôt et placement du Québec. As previously announced, the sale was closed for a total consideration of $960 million, $910 million of which was paid in cash and $50 million of which was paid by the issuance of preferred shares from the purchaser's parent company.

Cash proceeds initially evaluated at $910 million are impacted by adjustments in the amount of approximately $160 million in favour of the purchaser, to be made at and post closing, for variation in working capital, pension plan funding and other off-balance sheet items.

In connection with the sale, the Corporation and the purchaser have entered into certain other agreements, including a trademark licence agreement under which Bombardier will license to the purchaser certain trademarks which will continue to be owned by Bombardier. Those trademarks include Bombardier*, Challenger* and the sprocket wheel symbol. In addition, certain floorplan and other financing arrangements have been entered into by the purchaser with Bombardier Capital.

The business sold to Bombardier Recreational Products Inc. includes the activities related to Sea-Doo™ watercraft and sport boats, Ski-Doo™ and Lynx™ snowmobiles, Johnson™ and Evinrude™ outboard engines, Evinrude direct injection and Evinrude E-TEC™ technologies, Bombardier* ATVs, Rotax™ engines and karts, as well as utility vehicles.

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2003 were $21.2 billion Cdn and its shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F). News and information are available at www.bombardier.com

N.B. Fiscal year 2002-03 revenues have been restated following the sale of the recreational products business.

* Trademark(s) of Bombardier Inc. or its subsidiaries

TM Trademark(s) of Bombardier Recreational Products Inc.

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481